JOINT FILER INFORMATION

Name of Joint Filer:	Steven T. Stull

Address of Joint Filer:	909 Poydras Street, Suite 2230 New Orleans, LA 70112

Relationship of Reporting Person:	10% Owner

Designated Filer:	Advantage Capital Partners VI Limited Partnership

Issuer and Ticker or Trading Symbol:	OMNI Energy Services Corp. (OMNI)

Period Covered by the Report:	June 1, 2004 until June 2, 2004

Signature of Joint Filer:	/s/ Steven T. Stull
Steven T. Stull